E. J. Wunsch Assistant Secretary and Associate General Counsel The Procter & Gamble Company 299 East Sixth Street Cincinnati, OH 45202-3315 (513) 983-4370 phone (513) 983-2611 fax wunsch.ej@pg.com

                              October 29, 2010

Via EDGAR

Pamela Long
Assistant Director
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:                   The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed August 13, 2010

Definitive Proxy Statement on Schedule 14A
Filed August 27, 2010

Dear Ms. Long:

This letter responds to the comments on the definitive proxy statement of The Procter & Gamble Company (the “Company”) provided by the staff (the “Staff”) of the Securities & Exchange Commission (the “SEC”) in your letter to the Company dated October 12, 2010.  We have repeated your comments below in italics and have included our responses to each, as well as any additional disclosures that we propose to make in our future filings.

Definitive Proxy Statement on Schedule 14A filed August 27, 2010

Risk Oversight, page 12

1. We note your response to comment four in our letter dated September 9, 2010 and reissue this comment. In this regard, we note that the general statement you included on page 12 of your proxy statement and restated in your response does not explain to us in sufficient detail the process you undertook to conclude that no disclosure was necessary pursuant to Item 402(s) of Regulation S-K. Please be advised that the information we are requesting is to be provided supplementally to the staff and we are not asking that you disclose this information in future filings.

Response:   We acknowledge the Staff’s comment and offer the following additional detail.

At the direction of the Compensation & Leadership Development Committee of the Company’s Board of Directors (the “Committee”), Frederic W. Cook & Co., Inc. (“FWC”), the Committee’s independent compensation consultant, reviewed the Company’s executive compensation programs and prepared a report on the Company’s incentive programs.  This review included an analysis of the Company’s short-term and long-term compensation programs covering key program details, performance factors for each program, target award ranges, maximum funding levels, and plan administrative oversight and control requirements.  Key program elements assessed relating to potential compensation risks were pay mix, performance metrics, performance goals and payout curves, payment timing and adjustments, severance packages, equity incentives and stock ownership requirements and trading policies.  Simultaneously, members of management performed a similar review of the Company’s other compensation programs.

The results of FWC’s analysis of the Company’s executive compensation programs, as well as management’s review of the Company’s other compensation programs, were shared with the Committee, which concluded that the Company’s compensation programs are not reasonably likely to have a material adverse effect on the Company as a whole.

In reaching its conclusion, the Committee noted that the Company’s compensation programs include a mix of cash and equity and annual and long-term incentives.  This mix of compensation, the design features of these programs and the Company’s respective oversight and control requirements mitigate the potential of any individual inclination toward taking unnecessary risks.  The Committee also acknowledged various other features of the Company’s compensation programs, policies and practices designed to mitigate unwarranted risk. For example, the annual business incentive plan (STAR) authorizes the Committee in its discretion to reduce or eliminate any award that would otherwise be payable.  In addition, the performance metrics under STAR include both quantitative measures (top-line growth and bottom line profits and free cash flow) and qualitative measures (e.g., relative performance, internal collaboration, strategic strength, innovation, etc.) weighted discretionarily.   These non-metric features mitigate any tendency for an executive to focus too much on the specific financial metrics under the plan.  Moreover, the performance metrics associated with this plan (50% EPS growth and 50% organic sales growth) are aligned with the Company’s business plans and strategic objectives, and the weighting of STAR target awards in the mix of annual target total direct pay is generally at or below the peer group median.

Further, the Committee recognized that the Company’s long-term incentives include a balanced portfolio of options, restricted stock units, and the Business Growth Plan (BGP), a long-term cash incentive plan partially payable in RSUs.  These long-term incentives incorporate a variety of payout horizons that focus executives on long-term performance:  10-year terms with three- year cliff vesting for stock options, RSUs with five-year cliff vesting, and a three-year performance period for the BGP. The Committee also noted that the design of the BGP reduces the likelihood that an executive will focus too much on a single performance measure by including four different performance metrics, each of which is equally weighted:  diluted EPS, organic sales growth, before tax operating profit, and free cash flow efficiency.

Finally, the Committee acknowledged that the Company has adopted several policies intended to mitigate inappropriate risk taking, including stock ownership guidelines for senior executives, a stock option exercise holding requirement for senior executives, a recoupment policy that applies in the event of any significant financial restatement, and an insider trading policy that prohibits margin and hedging transactions by senior executives.

Compensation Discussion and Analysis, page 23

STAR Annual Bonus, page 30

2. We note your response to comment five in our letter dated September 9, 2010. While we understand that the STAR Awards are determined based on both objective and subjective reviews of the results of the particular business units, we continue to believe that disclosure of the performance targets, even if these are "discretionary" performance targets, and disclosure of the actual Business Unit Performance factors for the individual business units is material to an investor's understanding of the STAR Awards. In particular, we note your disclosure on page 30 stating that the "Business Unit Performance Factor for each business unit is derived from a retrospective assessment of the qualitative and quantitative performance of the Business Unit against certain performance targets” and that these performance targets vary for each business unit. Despite the fact that some discretion is involved in the retrospective evaluation of the business unit's performance against these performance targets, we continue to believe that the performance targets play an important role in the way management is incentivized and therefore must be disclosed. To the extent you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please follow the procedure detailed in our prior comment.

Response: The Business Units referred to on page 30 of the Company’s proxy statement are at a sub-segment level, below the Company’s segments for purposes of SEC reporting.  These smaller Business Units are managed by Company executives at levels below that of the Named Executive Officers (“NEOs”) and consist of product categories (e.g., Fabric Care) and regional market development organizations (“MDOs”) (e.g., North America MDO).  For competitive reasons, Company policy prohibits external disclosure of the individual goals and results of these smaller Business Units.

The Business Unit Performance Factors for each of the NEOs are based upon the combined results of each of the smaller Business Units for which the NEO is ultimately responsible. For example, the Business Unit Performance Factor for Mr. Panayotopoulos, who is responsible for Global Household Care, consists of a weighted average of the Business Unit Performance Factors of the individual Business Units within Global Household Care.  There are no overall performance goals for Global Household Care for purposes of compensation.

In future filings, we will modify our disclosure to reflect the additional explanation provided above.

3. We note your response to comment six in our letter dated September 9, 2010. We continue to believe that the formula used to determine the Total Company Performance Factor must be disclosed in future filings. It is not sufficient to disclose only the target, minimum and maximum levels as this does not indicate how you calculate the Total Company Performance Factor for results that fall between the minimum and maximum levels.

Response:   We acknowledge the Staff’s comment, and we will disclose the following information regarding the Total Company Performance Factor (“TCPF”) portion of the STAR Award in future filings: (1) the minimum, target and maximum values for the TCPF (this year, 80%, 100% and 130%, respectively); (2) a brief description of the matrix used to determine the value of the TCPF based on actual results; (3)  the performance measures used to calculate the TCPF (this year, Core EPS and Organic Sales Growth); and (4) the minimum and maximum ranges of results in each of these performance measures that, if achieved, would yield the minimum and maximum values for the TCPF.

Business Growth Program (“BGP”) Long-Term Incentive, page 35

4. We note your response to comment seven in our letter dated September 9, 2010. We continue to believe that a complete description of how you calculate the Payout Factors (or similar factors that will be used under the Performance Stock Program) based on actual results achieved by the company must be disclosed. It is not sufficient to advise that because results were "sufficiently below target" or "well above target" a certain Payout Factor was assigned. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Response:  We acknowledge the Staff’s comment, and we will disclose the following information regarding the Performance Stock Program (“PSP”) Payout Factors in future filings: (1) the minimum, target and maximum levels for each Payout Factor (this year, 0%, 100% and 200%, respectively); (2) a brief description of the sliding scale used to determine the Payout Factor for each Performance Category, including the fact that the values for Payout Factors which fall between the minimum, target and maximum levels are determined via linear interpolation; and (3) for each Performance Category, the minimum and maximum results that, if achieved, would yield the minimum and maximum values for each Payout Factor.

Summary Compensation Table, page 44

5. We note that in response to comment eight in our letter dated September 9, 2010 you state that you believe the STAR Awards are discretionary bonuses that should be disclosed in the Bonus column of the Summary Compensation Table. Despite that fact that there is some exercise of discretion in determining the amount of the STAR Awards, we continue to believe that the STAR Awards should be disclosed in the Non-Equity Incentive Plan Compensation column. In particular, your disclosure notes that the STAR Awards are based on annual performance and business goals, that performance is evaluated against these targets, and that certain STAR Targets are set for each of your Named Executive Officers. We note that Question 119.02 of the Compensation and Disclosure Interpretations for Regulation S-K specifies that awards made under a plan that permits the exercise of discretion does not automatically indicate that an award should be reported in the Bonus column. In future filings, please include the STAR Awards in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Response:  The STAR Awards for the Chief Executive Officer and the Chief Financial Officer are based on the Committee’s discretionary assessment of their respective performances during the fiscal year.  There are no STAR-specific performance criteria, and there is no formula which determines the particular amount for their respective awards. As such, we believe that Item 402 of Regulation S-K requires that these awards be reported in the Bonus column of the Summary Compensation Table.

While there are performance measures included in the TCPF and the Business Unit Performance Factors which are used to calculate the STAR Awards for the other NEOs, the determination of these awards still requires the exercise of significant discretion.

Rather than reporting the STAR Awards for the Chief Executive Officer and the Chief Financial in a different column of the Summary Compensation Table than the other NEOs, we elected to report all STAR Awards in the Bonus column. We believe that this approach is not only consistent with Item 402 of Regulation S-K and the Staff’s previous pronouncements on principles-based disclosure, but also consistent with how our investors understand the Company’s compensation programs.  Since these amounts are paid under the same compensation program, reporting them in different columns (bonus column for CEO and CFO; Non-Equity Incentive Plan Compensation column for the other NEOs) could confuse our shareholders, investors and employees.  Further, given the complete discretion in the STAR awards for the CEO and CFO, and the significant discretion in the STAR awards for the other NEOs, we respectfully submit that the Bonus column is the most appropriate place to report these awards.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (513) 983-4370).

Sincerely,

/s/ E.J. Wunsch
Associate General Counsel
Assistant Secretary